BROCKER TECHNOLOGY GROUP LTD.

                             Annual Information Form

                        For the Year Ended March 31, 2000




                                                           Dated August 18, 2000

                          BROCKER TECHNOLOGY GROUP LTD.

                             ANNUAL INFORMATION FORM
                        For the Year Ended March 31, 2000
--------------------------------------------------------------------------------

1.   INCORPORATION.

     Brocker was incorporated pursuant to the Business Corporations Act (Alberta) as Brocker Investments Ltd. on November 23, 1993. On March 29, 1996, Brocker amended its articles to create the Series A Preferred Shares. On October 10, 1997 and November 14, 1997 the Corporation further amended its articles to amend some of the rights attaching to the Series A Preferred Shares. On December 3, 1998 the Corporation amended its articles to change its name to Brocker Technology Group Ltd.

     The Corporation's registered and records office is located at 1310 Merrill Lynch Tower, 10205 - 101 Street, Edmonton, Alberta, T5J 2Z2 and the head office in Canada is located at 2150 Scotia One, 10060 - Jasper Avenue, Edmonton, Alberta, T5J 3R8. The Corporation's head office in New Zealand and principal place of business is located at Brocker Technology Park, 17 Kahika Road, Beachhaven, Auckland, New Zealand.

     The Corporation has 15 wholly-owned operating subsidiaries and has minority interests in two companies. See "Business of the Corporation - Business Divisions". References herein to Brocker or the Corporation include its subsidiaries, as appropriate. The following chart sets out the intercorporate relationships of the Corporation and its subsidiaries.


                                                  ---------------------------------
                                                    Brocker Technology Group Ltd.
                                                  ---------------------------------
                                                                  |
                                                  ---------------------------------
                                                    Brocker Technology Group (NZ)
                                                                Ltd.
                                                  ---------------------------------
                                                                  |
        ----------------------------------------------------------------------------------------------------------------------
        |               |           |           |          |              |              |            |           |          | 20%
------------------   --------   ---------  -----------  --------   ---------------  -----------  ------------  -------  ------------
     Sealcorp        Sealcorp    Brocker     Brocker    Easy PC      Industrial       Pritech     Powercall    1 World    Highway
Telecommunications   Computer   Financial  Investments  Computer   Communications   Corporation  Technologies  Systems  Technologies
      Group          Products    Limited   (Australia)  Rentals    Service Limited    Limited      Limited     Limited    Limited
     Limited         Limited                 Pty Ltd.   Limited
------------------   --------   ---------  -----------  --------   ---------------  -----------  ------------  -------  ------------
                                             |                                           |            |
                                    --------------                                       |            |
                                    |            |                                       |            |
                               -----------  ----------                              -----------  ------------
                                Sealcorp    Imagecraft                                Pritech     Powercall
                               (Australia)  Australia                               Corporation  Technologies
                                Pty Ltd.     Pty Ltd.                                Australia    Australia
                                                                                      Pty Ltd.     Pty Ltd.
                               -----------  ----------                              -----------  ------------


In addition the following companies are 100% owned by Brocker NZ, but they do not have any business activities at present.

         Brocker Properties Limited
         Candia Holdings Limited
         Beachlands Holdings Limited
         Technologis finance Ltd.

2.   GENERAL DEVELOPMENT OF THE BUSINESS

Industry Overview

     The products and services of the Corporation are sold to the IT & T industry in Australia and New Zealand. Management of Brocker believes that the IT&T industry is one of the fastest growing industries in Australia and New Zealand. The IT&T industry provides its customers with computer software and hardware solutions in addition to telecommunications solutions. IT&T industry products include computer hardware, such as computer network servers and desktop computers, software, telephone systems, voice mail systems, cellular phone systems and facsimile systems. IT & T industry services include consulting, technical support and project management services related to IT & T products and their implementation.

Business of the Corporation

     The Corporation provides technology-related products and services to the IT&T industry. Its principal business activities include (i) the development and sale of technology products, technology-related services and telecommunications products and services, and (ii) the distribution of technology and telecommunications products developed and manufactured by third parties in New Zealand and Australia. The Corporation is currently developing intellectual property for use in e-commerce applications. Brocker's management believes that changes in the economic and business environments of the Australian and New Zealand markets and the rapid evolution and adoption of the Internet and Internet technologies should enable the Corporation to reduce its reliance on the physical distribution of third party products and increase its development and sale of e-commerce products. The Corporation is investing in hardware, software and training to build the infrastructure that management believes is necessary to accommodate the development and growth of its business.

Business Divisions

     From  the  Corporation's  inception  in  November  1993,  Brocker  has been acquiring and managing businesses in the IT&T industry in New Zealand and Australia. Brocker actively manages the individual businesses within its four business divisions through its wholly owned subsidiary, Brocker NZ. Brocker has concentrated its business into four business divisions composed of the Application Hosting division, the Application Development division, the Professional Services division and the Vendor Services division. The business divisions utilize Brocker's centralized business infrastructure for distribution and logistics, finance, human resource and marketing functions.

History

     Brocker was incorporated in 1993 and commenced operations in 1994 by acquiring Sealcorp New Zealand, an established computer hardware and software distribution company. The Corporation subsequently expanded its business through acquisitions and internal growth. Brocker has completed a total of eleven acquisitions, including five completed since the beginning of fiscal 1998.

3.   NARRATIVE DESCRIPTION OF THE BUSINESS

     The Application Development division is responsible for the sales and marketing of intellectual property products developed by Brocker, with such products available as Supercession, Feedback!, Powerphone, Bloodhound and Movieline. This Division includes the design operations of ICS and the design and development operations of and Powercall, which offers the custom design of modified wireless telecommunication products to meet specific customer requirements, and a limited number of wireless telecommunication products for sale that the Corporation has developed.

     The Professional Services division includes the operations of EasyPC and Pritech and Pritech Australia. Through this division, Brocker provides computer consulting services to business and government clients in New Zealand and Australia. These services include project management, software development, and software implementation, customization and integration.

     The Application Hosting division is responsible for the sales and marketing of hosting services including such products as Feedback!, Powerphone, Bloodhound, various applications in Lotus Notes to enable tertiary institutions to provide distance learning modules to their clients. At present this division is operated through Tech Support.

     The Vendor Services division includes the operations of Sealcorp New Zealand, STG, 1World, Sealcorp Australia and the services operations of ICS. Through this division, Brocker distributes cellular telephones and other wireless telecommunication products in New Zealand, and computer software, hardware and peripheral products in New Zealand and Australia. Through this division, Brocker also offers value-added services such as technical advice relating to product selection, networking and product compatibility. Through this division, Brocker also offers a full range of repair services for cellular mobile telephones and certain other telecommunication equipment.

     The following diagram sets out the subsidiaries whose operations form part of each business division.


                            BROCKER TECHNOLOGY GROUP
                            LTD.


     APPLICATION             VENDOR           APPLICATION      PROFESSIONAL
     DEVELOPMENT             SERVICES         HOSTING          SERVICES


     Powercall               STG              Tech Support     Brocker Financial
     Technologies
     Limited.



     ICS                     Sealcorp                          Pritech
     (Design)                New Zealand



     Imagecraft              1 World                           Easy PC
     Australia Pty Ltd.



     Powercall               Sealcorp                          Pritech
     Technologies            (Australia)                       Corporation
     Australia Pty Ltd       Pty Ltd.                          Australia



     Highway                 ICS
     Technology              (Services)

     Set forth below is additional information concerning the Corporation's four business divisions.

Vendor Services

     Telecommunication Products

     Brocker is the largest distributor of wireless telecommunication hardware products in New Zealand. Management believes that its sales account for approximately 65% of Telecom's sales of cellular phones in New Zealand. Telecom is the largest provider of cellular connections in New Zealand, holding a market share of approximately 65%. The products that are supplied by Brocker to Telecom include cellular phones, related accessories and radio pagers consisting of a variety of brands, including Ericsson, Motorola, Nokia and Phillips. The principal customers for these products are dealers and retail stores. In fiscal 2000, the Corporation's revenues from the sale of telecommunication products amounted to approximately $61 million and represented approximately 44.5% of total revenues. Telecom represents the Corporation's single largest customer, and the only customer whose sales represent more than 10% of the Corporation's consolidated revenues. Telecom accounted for approximately 16.9% of the Corporation's revenues for the year ended Mrch 31, 200 (1999 - 17.8%).

     Brocker began distributing wireless telecommunication hardware products in 1997 when Telecom, which at the time was also a distributor of mobile phones, asked the Corporation to take over its distribution function. Brocker entered into a distribution services agreement with Telecom that continues to provide substantially reduced business risks for Brocker. In return for this the Corporation limits its net profit margin percentage relating to the distribution of wireless telecommunications products to a level that is lower than the average margin in the industry. In fiscal 2000, the Corporation's gross profit margin from the sale of wireless telecommunication hardware products was approximately 7.4%.

     A portion of Brocker's sales are made to parties that have submitted their purchase orders to Telecom rather than to the Corporation. In these cases, Telecom transmits the order to Brocker for fulfillment, the Corporation ships the product directly to the customer as agent for Telecom, and Telecom pays the purchase price to Brocker as the buyer. Purchase orders transmitted to Brocker by Telecom amounted to approximately $23.1 million and accounted for approximately 16.9% of the Corporation's total revenues in fiscal 2000.

     Brocker also operates a service center in New Zealand at which it offers a full range of repair services for cellular mobile telephones. The Corporation is at present the only authorized provider of warranty repair services in New Zealand for Ericsson and Nokia cellular mobile telephones pursuant to an agreement provided by the suppliers to the Corporation.

     Computer-Based Technology Products

     Brocker distributes computer-based technology products in New Zealand and Australia. The products that are offered include: (i) business software; (ii) hardware devices such as desktop personal computers, notebook computers, network servers, and workstations; and (iii) computer peripherals such as monitors, printers and scanners. The Corporation offers value-added services, such as technical advice relating to product selection, installation, networking and product compatibility. In fiscal 2000, revenue from the sale of computer-based technology products and related value-added services amounted to approximately $65.7 million and represented approximately 48.2% of total revenue.

     Brocker obtains its computer-based technology products from some of the world's leading software publishers and computer product manufacturers. Its suppliers include: Accpacc International Ltd., Acer Computer NZ Limited, Autodesk Australia Pty Ltd. Company Computer NZ Ltd., Dantz Development


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                                       5


Corporation, Digi International, Hitachi Data Systems NZ Ltd., Inprise (NZ) Ltd., Intel Semicondutor Ltd., IBM NZ Ltd., Lotus Development NZ Ltd., Network Computing Devices Inc., Novell Inc., Shiva Corporation, SGI NZ Ltd and Symantec Corporation

     Brocker principally distributes computer-based technology products to dealers, systems integrators and retail stores.

Professional Services

     Brocker provides computer consulting services to business and government clients in New Zealand and Australia. Its services include project management, software development, and software implementation, customization, and integration.

     The Corporation has developed specialized expertise in a number of areas, including (i) the management of large projects for government agencies and large corporations; (ii) implementing, customizing and configuring solutions based on Lotus Notes, a software program developed by Lotus Development Corporation,
(iii) enabling B2B e-commerce, from business planning through the delivery and implementation of comprehensive e-commerce systems, (iv) the design, development and ongoing management and hosting of internet site development for large corporations and government departments, (v) consulting services to technology companies, including an internet portal business selling, marketing and delivering technology advice in New Zealand and Australia, and object orientated software development companies in New Zealand, (vi) outsourcing of the management of computer networks and software applications to large corporations.

     The Corporation has generally leveraged the development of software applications for large corporations and government departments by retaining the intellectual property associated with software applications, to allow the ability to market, sell and implement selected software applications to new customers.

     Brocker obtains technology products from some of the worlds leading software and hardware producers. Its suppliers include IBM (NZ) Ltd., Lotus Development NZ Ltd., Microsoft (NZ) Ltd., Inprise Corporations (Australia) Pty Ltd., ABT Corporation Ltd., and GWI Corporation Ltd..

     Brocker currently has approximately 35 consultants on staff. In fiscal 2000, revenues from computer consulting services amounted to approximately $5.5 million and represented approximately 4.0% of total revenues.

Application Development

     Brocker develops and markets proprietary software applications. Management's principal focus at present is on applications that facilitate business to business, or B2B e-commerce and business-related communications. The Corporation recently released its first B2B e-commerce product, which is named "Supercession". Supercession is a software application that enables a user to build an Internet site that can support a wide variety of B2B e-commerce transactions and functions. These include (i) selling products and processing payment transactions, (ii) creating and maintaining an online catalogue, and
(iii) allowing customers to access a wide range of information such as data relating to products, inventory, shipping, and account status. The current version of Supercession is designed to integrate with certain finance and distribution management software, commonly referred to as enterprise resource planning or ERP software, which is sold by PeopleSoft, Inc. Supercession can also be customized to integrate with other ERP software. In addition to this product, Brocker, through its Australian operations, is developing a similar product to integrate with both client and host systems; development of this product is still in its infancy. Management is seeking to commercialize the Corporation's products by either marketing the products or marketing services based on the products. In fiscal 2000, revenues from the sale of proprietary software applications and related services amounted to approximately $1.4 million and represented approximately 1.0% of total revenues.

     Set forth below is certain information concerning Brocker's principal proprietary software applications and related services.

     The Internet Enterprise Suite

     Brocker is developing the Internet Enterprise Suite ("IE Suite"), an Internet-based suite of products designed to meet the needs of medium to large sized corporations. The IE Suite centralizes functions of sales and marketing and supports electronic transactions between the user and its customers while storing customers' profiles and product preferences into a secure database. The IE Suite will allow sales and marketing professionals to remotely access sales and marketing information, including inventory data, account information and product orders. Management of Brocker anticipates that the IE Suite will encompass some e-commerce software products and applications that have been developed by its various business divisions.

     Supercession

     The Corporation recently released "Supercession", its first B2B e-commerce product, which is targeted at businesses that desire to enter or enhance their existing capabilities within the e-commerce market by integrating their management system with the Internet. Supercession is a software application that provides a company with an Internet site that can support a wide variety of B2B e-commerce transactions and functions interacting with the company's ERP system. These transactions include: (i) selling products and processing payment transactions, (ii) creating and maintaining an online catalogue, and (iii) allowing customers to access a wide range of information such as data relating to products, inventory, shipping, and account status.

     The current version of Supercession is designed to interact with certain finance and distribution management software, commonly referred to as enterprise resource planning or ERP software, that is sold by PeopleSoft, Inc. and is used by various businesses around the world. This means that data can be transferred between Supercession and PeopleSoft's software in an interactive environment across the Internet. Brocker can also customize Supercession to integrate with other ERP software.

     The Corporation commenced marketing Supercession in November of 1999 and has not yet made any sales of this product to third parties, but the system is in use by two of Brocker's subsidiaries, STG and Sealcorp New Zealand

     Feedback!

     Feedback! is an Internet software program that allows employees to obtain feedback concerning their performance from multiple sources such as supervisors, co-workers, and customers. Feedback!: (i) allows an employee to select a group of people from whom feedback is desired, (ii) contacts these people by e-mail and asks each to complete an electronic questionnaire and to return it by
e-mail, and then (iii) when sufficient questionnaires have been returned, automatically collates the results and e-mails them to the employee for review. Feedback! can also be applied to other uses, such as project management, research and product testing, and workplace assessment. The Corporation commenced marketing Feedback! in October of 1998 and has completed sales to five arms' length parties.

     PowerPhone

     PowerPhone is a software solution sold together with a hardware peripheral that integrates local telephone systems with Microsoft Outlook and a contact management program, to facilitate access to relevant contact information when telephone calls are made or received. For example, when there is an incoming call, PowerPhone automatically displays information concerning the caller's most recent prior contact and permits the recipient to access to additional information regarding the caller. In January of 2000, Brocker commenced marketing this product through Telecom, but terminated that marketing effort because management believed it could better promote PowerPhone through different channels, and Brocker recently launched a new marketing effort in which the product is distributed through telephone systems manufacturers, such as Aria and Ericsson, and via the Internet as a software download.

     Bloodhound

     Bloodhound is a one-number telephone service and unified messaging product that allows a subscriber to be reached at various locations and telephone modalities using a single telephone number. Each Bloodhound subscriber is given a single "Bloodhound" telephone number which, when dialled, is answered by a computer that scans for the subscriber at the subscriber's various telephone locations in accordance with the subscriber's instructions, such as the subscriber's office phone, mobile phone, and home phone. If the subscriber is found, the call is transferred to the subscriber. If the subscriber is not found, or chooses not to take the call, the caller can leave a message. The Bloodhound number can also receive faxes. A subscriber can retrieve messages and faxes via the Internet. Messages that are retrieved via the Internet are in the form of an audio file. At present, there are approximately 250 users of Bloodhound in New Zealand.

     Other Products

     In addition to the above, the Corporation is in the process of developing and introducing to market the following products and services:

     Movie Line is an interactive voice response system that movie theatres will use to enable their customers to buy and pay for tickets over the telephone. Brocker recently entered into a partnership with Vista Entertainment Systems Limited to sell e-commerce solutions in Asia, with Movie Line being the initial product launch. Version one of this product has now been sold to customers in New Zealand, Argentina and Singapore. Further development of this product will consist of upgrades and changes to meet customer specifications.

     Track Master is a product that permits real time, interactive determination of the location, speed and distance travelled of a vehicle carrying the Track Master unit. This product is being re-engineered for both the vehicle and marine industries. No further development will be carried out until specifications have been provided by potential customers, which are being sought.

     Alarm Dialler is a cellular interface between alarm systems and a call centre for use in the security industry. Development of this product is largely complete subject to customer specifications. This product is now available for sale, but no sales have been made to date.

     e-Marketer is a product that utilizes Microsoft Outlook, CRM database and Microsoft Exchange to produce e-mail marketing materials using various merge and formatting functions. Core development of this product has been completed, and current development work is being done to complete commercial applications to make the product market ready. This development work includes enabling the product to be downloaded through the Internet.

Application Hosting and Related Products

     The Corporation offers various technical services and related products as described below. In fiscal 2000, revenues from the sale of these technical services and related products amounted to approximately $2.7 million and represented approximately 2.0% of total revenues.

     Brocker's background in managing its own computer networks and the recent expansion into the implementation and management of networks for others was a natural opportunity for Brocker to develop a hosting network. Such hosting network is used to provide over the Internet certain software products developed by Brocker as well as by its strategic partners. The hosting network makes software products available at a lower access cost, by charging customers periodic ongoing user fees instead of an up front license fee, making them affordable to a larger potential customer base. A range of subscription plans will be structured by Brocker to attempt to ensure an optimum balance between the level of service and the application pricing strategies. Brocker has installed and is maintaining the infrastructure for the hosting network Brocker considers to be sufficient to meet current and anticipated short term demand. In the longer term, additional resources and infrastructure will be required to meet further increases in demand.

     Custom Design of Wireless Telecommunication Products

     The Corporation has an engineering team that specializes in designing and modifying wireless telecommunication products to meet specific customer requirements. Certain of the products that are designed for a particular customer may have a wider application. In these cases, Brocker may seek to commercialize the product. For example, the Corporation is currently marketing a product that enables a conventional two-wire telephone device to operate over a cellular network and a product that enables an alarm system to communicate with a monitoring station over a cellular network.

Sales and Customers

     The Corporation sells its products and services through its sales force and account managers. In addition, in the distribution business, Brocker sells products through its Internet site (www.brockergroup.com).

     Substantially all of Brocker's sales to date have been in New Zealand and Australia. Management is, however, seeking to expand the markets for its proprietary software applications by establishing relationships with dealers and consultants in the United States and Europe.

Research and Development

     The current research and development efforts of the Corporation are focused on developing proprietary software applications for B2B, e-commerce and business-related communications. The table below indicates, for each period indicated, the total research and development expenditures, including deferred development expenditures. For information concerning the deferral of certain development expenditures, see notes 2 and 5 of the notes to the consolidated financial statements for the year ended March 31, 2000.

     ----------------------------------------------------------------------
     Fiscal Year            Research and Development Expenditures
     ----------------------------------------------------------------------
     1998                              $2,078,000
     ----------------------------------------------------------------------
     1999                              $2,788,000
     ----------------------------------------------------------------------
     2000                              $3,186,000
     ----------------------------------------------------------------------


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                                       9


Intellectual Property

     The Corporation relies primarily on trade secrets, proprietary knowledge and confidentiality agreements to establish and protect its intellectual property relating to its proprietary software applications. The Corporation does not sell or transfer title to its proprietary software applications. Rather, it grants to its customers a time limited irrevocable license to use the applications.

Employees

     As of March 31, 2000, the Corporation had approximately 261 employees. The following is a breakdown of these employees by function: senior management 8; finance and administration 36; sales and marketing 94; consulting services and software development 51; technical / service 26; logistics 33; clerical 13.

Certain Information Concerning Acquisitions

     Brocker has acquired eight companies since 1993. The table below provides certain information concerning these companies.


---------------------------------------------------------------------------------------------------------------------------
         Name of Acquired Company                             Principal Business                          Acquired
      (Jurisdiction of Incorporation)
---------------------------------------------------------------------------------------------------------------------------
Sealcorp Computer Products Limited (New Zealand)        distribution of computer-based technology       December, 1994
                                                        products
---------------------------------------------------------------------------------------------------------------------------
Industrial Communication Services Limited (New          servicing of mobile telephones; custom          March 1997
Zealand)                                                design of wireless communication products
---------------------------------------------------------------------------------------------------------------------------
Northmark Technologies Limited                          Computer based technology products              March, 1997
(New Zealand)(1)
---------------------------------------------------------------------------------------------------------------------------
Easy PC Computer Rental Limited                         computer equipment leasing                      July 1997
(New Zealand)
---------------------------------------------------------------------------------------------------------------------------
Image Craft Limited                                     development of graphics software                December 1997
(New Zealand)(2)
---------------------------------------------------------------------------------------------------------------------------
Pritech Corporation Limited                             software consulting services                    May 1998
(New Zealand)
---------------------------------------------------------------------------------------------------------------------------
1 World Systems Limited (New Zealand)                   distribution and implementation of              June 1998
                                                        accounting software
---------------------------------------------------------------------------------------------------------------------------
Tech Support Limited (New Zealand)                      Computer technical service provider             August, 1999

---------------------------------------------------------------------------------------------------------------------------

(1) Operations sold and company amalgamated with Brocker NZ subsequent to the acquisition.

(2)  Amalgamated with Brocker NZ subsequent to the acquisition.

(3) Brocker has also completed the acquisition of the assets of the following companies:

---------------------------------------------------------------------------------------------------------------------------
                   Name of Company                                  Principal Business                    Acquired
           (Jurisdiction of Incorporation)
---------------------------------------------------------------------------------------------------------------------------
Powercall Limited (New Zealand)                         development of solutions to integrate           May 1997
                                                        computer and telephone technologies
---------------------------------------------------------------------------------------------------------------------------
Q*Soft Pty Limited (Australia)                          distribution of software                        February 1999
---------------------------------------------------------------------------------------------------------------------------
The Great Escape Company                                distribution of computer-based technology       September 1996
(Australia)                                             products
---------------------------------------------------------------------------------------------------------------------------


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                                       10


     In 1998, the Corporation acquired a 20% equity interest in Highway Technology, a start up company. This company has developed, and is seeking to commercialize, a system that remotely tracks the changing location of a moving motor vehicle. This product combines a global positioning system, which tracks the vehicle's location, with a wireless telecommunication system, which conveys the relevant data via a cellular network.

Description Of Properties

A listing and description of the properties of the Corporation is set out below:


---------------------------------------------------------------------------------------------------------------------------
Property                                                  Description

Brocker Technology Park                                   This owned property is Brocker's main New Zealand location
17 Kahika Road, Beachhaven,                               housing Sealcorp New Zealand, STG, Easy PC, 1World, Brocker
Auckland, New Zealand                                     Financial and Tech Support.  It contains 23,084 sq ft of
                                                          office space and 16,101 sq ft of warehouse space.
---------------------------------------------------------------------------------------------------------------------------
2150 Scotia One, 10060 Jasper Avenue                      This leased property is the Corporation's main office in
Edmonton, Alberta, Canada T5J 3R8                         Canada.
---------------------------------------------------------------------------------------------------------------------------
4 Bond Street, Grey Lynn                                  This leased property houses Pritech's Auckland office.
Auckland, New Zealand                                     Portions of this property sub-let by Sealcorp to third party tenants.  Pritech uses 8,010 sq ft of office space and 6,047 sq ft of warehouse space.
---------------------------------------------------------------------------------------------------------------------------
14 Putiki Street, Grey Lynn,                              This leased property, formerly housing some of STG's
Auckland, New Zealand                                     inventory, is now sublet to a third party picture framing
                                                          company.
---------------------------------------------------------------------------------------------------------------------------
Level 3, PSA House, 11 Aurora Terrace,                    This 3,450 sq ft leased property houses the Wellington
Wellington, New Zealand                                   offices of Sealcorp New Zealand, Easy PC and Pritech.
---------------------------------------------------------------------------------------------------------------------------
2nd Floor, Office No. 10                                  This leased property houses Sealcorp New Zealand's
Victoria Business Center, Christchurch                    Christchurch office and contains 25 sq meters.
---------------------------------------------------------------------------------------------------------------------------
Unit 2, 343 Church Street                                 This leased property houses the office of ICS.
Penrose, Auckland, New Zealand
---------------------------------------------------------------------------------------------------------------------------
Level 2, 25 Dundonald Street, Newton,                     This 3,000 sq ft leased property houses the call center
Auckland, New Zealand                                     operations of PowerCall.
---------------------------------------------------------------------------------------------------------------------------
12 Mars Road, Lane Cove, Sydney,                          This leased property houses the Sydney operations of Sealcorp
New South Wales, Australia                                Australia.
---------------------------------------------------------------------------------------------------------------------------
Level 8, 48 Hunter Street, Sydney,                        This leased property houses the Sydney operations of Pritech
New South Wales, Australia                                Australia.
---------------------------------------------------------------------------------------------------------------------------
Suites 306, 307 and 317, Level 3, 60 City Road,           This leased property houses the Melbourne office of Sealcorp
South Bank, Melbourne, Victoria, Australia                Australia and Pritech Australia.
---------------------------------------------------------------------------------------------------------------------------
Unit 8, 10 Hudson Road, Albion,                           This leased property houses the Queensland operations of
Queensland, Australia                                     Sealcorp Australia.
---------------------------------------------------------------------------------------------------------------------------

4.   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following tables set forth selected financial information for the Corporation for the indicated fiscal periods. This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Corporation's financial statements, including notes thereto, for the respective fiscal periods.


     ANNUAL INFORMATION

--------------------------------------------------------------------------------------------------------
                                                          Years Ended March 31,
                                                                (audited)
--------------------------------------------------------------------------------------------------------
                                     2000           1999          1998          1997           1996
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Revenue                           $ 136,323      $ 133,303     $  70,811     $  50,110      $  22,932
--------------------------------------------------------------------------------------------------------
Gross Profit                         17,388         17,691        14,401         9,099          5,489
--------------------------------------------------------------------------------------------------------
Net Income (loss)                      (429)           514           797           838            323
--------------------------------------------------------------------------------------------------------
Net Income (loss) Per Share           (0.04)          0.03          0.06          0.06           0.04
--------------------------------------------------------------------------------------------------------
Net Income (Loss)
Per share fully diluted(2)              N/A            N/A           N/A          0.05           0.04
--------------------------------------------------------------------------------------------------------
Cash Dividends paid(1)                  153            163           195           248            Nil
--------------------------------------------------------------------------------------------------------
Total Assets                         61,529         50,743        32,499        19,926         11,725
--------------------------------------------------------------------------------------------------------
Long Term Debt                        1,872          2,284           881           115            111
--------------------------------------------------------------------------------------------------------
Total Liabilities                    40,387         44,074        26,657        14,042          7,123
--------------------------------------------------------------------------------------------------------
Shareholders' Equity                 21,142          6,669         5,842         5,884          4,602
--------------------------------------------------------------------------------------------------------


(1) All dividends were paid on Series A Preferred Shares. To date no dividends have been declared or paid on the Common Shares.

(2) Fully diluted earnings (loss) have not yet been presented for the periods ending March 31 of 1999, 1998 and 1995 as the effect of the exercise of options and conversion of Preferred Shares for those periods is anti-dilutive

QUARTERLY INFORMATION

                                              For the Year Ended March 31, 2000
                                              ---------------------------------

                          First Quarter       Second Quarter       Third Quarter        Fourth Quarter       Total
                          -------------       --------------       -------------        --------------       -----

Total Revenues            $  36,320,354       $  37,912,777        $  35,583,683        $  26,506,117        $ 136,322,933

Operating Income                146,971            (226,213)             158,037             (427,467)            (348,676)

Net Income (loss)                34,877            (182,789)              56,861             (337,977)            (429,028)

Net Income (loss)                  0.00               (0.01)               (0.01)               (0.02)               (0.04)
per share

Net Income (loss)                   N/A                 N/A                  N/A                  N/A                  N/A
per share
(fully diluted)(1)


(1) Fully diluted earnings (loss) have not yet been presented as the effect of the exercise of options and conversion of Preferred Shares is anti-dilutive

                                              For the Year Ended March 31, 1999
                                              ---------------------------------

                           First Quarter     Second Quarter         Third Quarter     Fourth Quarter      Total

Total Revenues             $ 32,605,709        $ 31,494,242         $ 37,121,212         $ 32,081,477         $133,302,640

Operating Income                536,185             326,772              418,537             (402,359)             514,814

Net Income (loss)               329,703             170,434              255,221             (240,544)             514,814

Net Income (loss)                  0.03                0.01                 0.02                (0.03)                0.03
per share

Net Income (loss)                  0.03                0.01                 0.02                (0.03)                0.03
per share
(fully diluted)


5.   MANAGEMENT'S DISCUSSION AND ANALYSIS

Comparison of Year Ended March 31, 2000 to the Year Ended March 31, 1999

Results of Operations

     Revenues.

     ---------------------------------------------------------------------------
               2000        Change            1999        Change            1998
        136,322,933          2.3%     133,302,640         88.3%      70,811,220
     ---------------------------------------------------------------------------

     The Corporation's revenues were approximately $136.3 million for the fiscal year ended March 31, 2000, ("Fiscal 2000"), representing an increase of 2.3% over the revenues of approximately $133.3 million for the comparable period in 1999. The Corporation's Vendor Services business division accounted for approximately 93% of the total revenues during Fiscal 2000 and 94% during the fiscal year ended March 31, 1999, ("Fiscal 1999").

     The small increase in revenues for Fiscal 2000 principally reflected the net effect of the following:

1. Revenues in Australia from the distribution of computer-based technology products increased by approximately $26 million. This increase reflected a combination of internal growth and growth from acquisitions of approximately $9 million

2. Revenues in New Zealand from the distribution of computer-based technology products decreased by approximately $4.6 million. This decrease principally reflected the fact that, when the Digital Equipment Corporation was acquired by Compaq in June 1998, Brocker lost the exclusive right to distribute Digital personal computers in New Zealand.

3. In addition, revenues were negatively impacted towards the end of calendar 1999 and early calendar 2000, as some customers reduced their purchase levels due to concern over Year 2000 issues.

4. Revenues in New Zealand from the distribution of wireless telecommunication products decreased by approximately $14 million. This decrease primarily reflected the fact that a new competitor, Cellect Distribution Warehouse, entered the market in February 1999. However, Brocker still retains over 60% market share.

     During the periods under discussion, the revenues from the Corporation's other business divisions were approximately as follows: (i) Professional Services ($5.5 million in for Fiscal 2000 and $3.5 million for Fiscal 1999);
(ii) Application Development ($1.4 million for Fiscal 2000 and $2.1 million for Fiscal 1999); and (iii) Technical Services ($2.7 million for Fiscal 2000 and $2.7 million for Fiscal 1999).

     Gross Margin.

     ---------------------------------------------------------------------------
               2000        Change            1999        Change            1998
         17,388,165        (1.7%)      17,691,092         22.8%      14,400,850
     ---------------------------------------------------------------------------

     On an overall basis, in Fiscal 2000 the Corporation's gross margin as a percentage of revenues was at 12.8% in comparison to 13.3% for Fiscal 1999. The financial statements for Fiscal 1999 included the reclassification of interest and depreciation in relation to the treatment of the rental finance liability, as described in Note 7 of the Financial Statements. If the accounting treatment in relation to the rental finance liability had been the same for Fiscal 1999 as for Fiscal 2000, the comparable Fiscal 1999 gross margin would have been 12.6%.

     The gross margin as a percentage of revenues of each business division changed as discussed below:

1. The gross margin of the Vendor Services business division increased to 9.2% of revenues for Fiscal 2000 from 9.1% for Fiscal 1999. This increase primarily reflected the fact that computer-based products, which generally have a higher margin than wireless telecommunication products, accounted for a greater percentage of the sales mix in Fiscal 2000, and the fact that improved margins were also experienced in some aspects of the wireless telecommunications business.

2. The gross margin of the Professional Services business division increased to 41.5% of revenues for Fiscal 2000 from 36.1% for Fiscal 1999. This increase primarily reflected the fact that the Corporation expanded into the Australian market in calendar 1999 and was able to achieve higher margins in this market.

3. The gross margin of the Application Development business division decreased to 51.1% for Fiscal 2000 from 59.8% for Fiscal 1999, reflecting higher costs in connection with the Corporation's call centre operation.

4. The gross margin of the Application Hosting business division decreased to 62.8% for Fiscal 2000 from 73% for Fiscal 1999, reflecting higher costs.

     Operating Expenses and Operating Income.

     ---------------------------------------------------------------------------
                            2000     Change         1999    Change          1998
     Depreciation      1,782,483    (11.4%)    2,010,703     18.8%     1,692,585
     Net Interest      1,122,586    (20.3%)    1,409,187    110.7%       668,845
     Salaries          8,904,799      40.3%    6,348,910    (1.2%)     6,431,431
     Other             5,926,969    (15.8%)    7,043,157     66.7%     4,225,153
     Total            17,736,837       5.5%   16,811,957     29.1%    13,018,014
     % Revenue             13.0%                   12.6%                   18.4%
     ---------------------------------------------------------------------------

     The operating expenses increased to $17.7 million, or 13.0% of revenues, in Fiscal 2000, from $16.8 million, or 12.6% of revenues, in Fiscal 1999.

     Operating expenses in Fiscal 2000 period included approximately $3.1 million of expenditures related to the development of proprietary software applications up from $2.8 million in Fiscal 1999.

     Set forth below is additional information concerning certain components of the operating expenses:

1. Depreciation and Amortization.  These expenses decreased to $1.8 million,  or
1.3 % of revenues, in Fiscal 2000 from $2.0 million, or 1.5% of revenues, in Fiscal 1999. This decrease is primarily attributable to the fact that certain assets, related to the leasing of equipment to customers, were treated as off-balance sheet items for the reasons discussed in note 7 to the consolidated financial statements. This decrease has been largely offset by the increase in the amortisation of deferred development costs, increasing to $500,518 in Fiscal 2000 from $152,355 in Fiscal 1999.

2. Net interest expense. The Corporation's net interest expense decreased to $1.1 million in Fiscal 2000 from $1.4 million in Fiscal 1999. This decrease was primarily attributable to (1) the fact that interest charges recorded in Fiscal 1999 relating to the leasing of equipment to customers were not recorded in Fiscal 2000 because these leases are now treated as off-balance sheet items for the reasons discussed in note 7 to the consolidated financial statements. (2) the renegotiation of the funding facility, during Fiscal 2000, employed within the Vendor Services business division, resulting in a reduction in the interest rate payable.

3. Salaries and Commissions. These expenses increased to $8.9 million, or 6.5% of revenues, in Fiscal 2000, from $6.3 million, or 4.7% of revenues, in the 1999 period. This increase was principally attributable to growth in headcount throughout the organization due to acquisitions and additional hiring to support organic growth, product development and associated administration. It should be noted that a number of the personnel recruited for the Professional Services and Application Development business divisions, being highly skilled and scarce in supply, typically require remuneration above the average paid by the Corporation.

4. Other Operating Expenses. These expenses were $5.9 million, or 4.3% of revenues, in Fiscal 2000 and $7.0 million, or 5.3% of revenues, in Fiscal 1999.

     Operating (Loss)/Income.

     ---------------------------------------------------------------------------
            2000         Change            1999          Change           1998
       (348,671)       (139.7%)         879,135         (36.4%)      1,382,836
     ---------------------------------------------------------------------------

     The operating income decreased to a loss of $348,671 in Fiscal 2000 from a profit of $879,135 in Fiscal 1999, primarily reflecting the increase in operating expenses as a percentage of revenues discussed above. In addition, the final quarter results were impacted by the increase in salaries and other remuneration as discussed above.

5. Equity accounted losses of associated company. These losses amounted to $83,180 in Fiscal 2000 and $91,330 in Fiscal 1999. These losses represent the Corporation's share of the losses of Highway Technology, a company in which Brocker has a 20% equity interest.

     As at March 31, 2000, Highway Technology had completed successful field trials of its product in Tasmania, Australia and is currently preparing a bid to provide services to the same Australian customer.

Liquidity and Capital Resources

     Shareholders Equity


     ---------------------------------------------------------------------------
            2000         Change            1999          Change           1998
      21,141,166         217.0%       6,669,369           14.2%      5,841,606
     ---------------------------------------------------------------------------

Recent Financing Transactions

     Set forth below is information concerning certain financing transactions that the Corporation completed subsequent to March 31, 1999:

1. In July 1999, Brocker sold, in a private placement, 1,000,000 units at a price per unit of either $1.25 (280,000 Units) or $1.00 (720,000 Units). Each unit was comprised of (1) a common share and (2) a warrant to purchase an additional common share at a price of $1.25 per share. Brocker received gross proceeds of approximately $1.1 million from this transaction.

2. In December 1999, Brocker sold the First Special Warrants at a price per special warrant of $2.70. Each of these First Special Warrants may be exchanged, without additional consideration, for one common share plus a Half Warrant; two Half Warrants will entitle the holder to purchase one additional Common Shares at a price of $3.15 per Common Share. The Corporation received gross proceeds of approximately $4.9 million from this transaction. In connection with this transaction, Brocker issued agents' options to purchase 486,000 Common Shares at an exercise price of $3.15 per share.

3. In January 2000, Brocker sold Second Special Warrants at a price of $6.25 per special warrant. Each of these warrants may be exchanged, without additional consideration, for 1.1 common share. The Corporation received gross proceeds of approximately $11.3 million from this transaction. In connection with this transaction, Brocker issued the Agent's Special Option and Undertakings exercisable into options to purchase an aggregate of 228,400 Common Shares at an exercise price of $6.25 per Common Share.

     The aggregate net proceeds from the financing transactions described above amounted to approximately $15.8 million.

Funding of Operations.

     Cash flows from:

     ---------------------------------------------------------------------
                                        2000           1999           1998
     Operations                   (5,482,452)     2,981,643      1,469,019
     Investing                    (1,432,315)    (5,463,290)    (1,854,552)
     Financing                    15,603,467      2,224,125       (112,149)
                                 -----------    -----------    -----------
     Net cash flows                8,688,700       (257,522)      (497,682)
     ---------------------------------------------------------------------


     In Fiscal 2000, compared with Fiscal 1999, the cash generated from operations was not sufficient to completely fund the cash outlays associated with the business. More specifically, cash from operating activities in Fiscal 2000 was approximately negative $5.5 million, compared with approximately positive $3.0 million in Fiscal 1999, and cash from investing activities was approximately negative $1.4 million compared to approximately negative $5.5 million in Fiscal 1999. The Corporation principally funded its Fiscal 2000 cash shortfall from the proceeds of the financing transactions described above while mortgage financing was raised during Fiscal 1999 to fund the purchase of new premises in Auckland, New Zealand which gave rise to the negative cash flow from investing activities during Fiscal 1999.

     Brocker had cash-on-hand of approximately $8.6 million as of March 31, 2000, representing the remaining net proceeds of the financing transactions described above. Management believes that its currently available cash resources are adequate to support the existing operations at their current levels for the next 12 months without additional financing. However, the Corporation plans to seek additional financing before then in order to grow the business. More specifically, Brocker may seek additional financing for a variety of purposes, including (1) expanding product development efforts, (2) marketing proprietary product and (3) making additional acquisitions. However, there is no assurance that any additional financing will be available or, if available, will be available on terms that are satisfactory to the Corporation.

Accounts Receivable Financing Facility.

     In July 1999, Brocker obtained a financing facility from The National Bank of New Zealand that allows Brocker to borrow, on a revolving basis, up to 80% of the value of the Corporation's eligible accounts receivable. The maximum amount of principal and unpaid interest that can be outstanding under this facility at any time is New Zealand $20 million (equivalent to approximately Cdn. $14.5 million based on the exchange rate on March 31, 2000). Outstanding loans under this facility bear interest at a floating rate of interest equal to 0.5% above the 90 day bank rate. As of July 26, 2000, the outstanding amount under this facility was approximately $13.4 million and the applicable interest rate was 7.15%.

Certain Balance Sheet Changes.

     Set forth below is information concerning certain changes in the March 31, 2000 balance sheet relative to the March 31, 1999 balance sheet.

     Working capital

     -----------------------------------------------------------------------------------
                                  2000     Change          1999     Change         1998
     Current Assets         51,990,125      25.4%    41,459,203      55.9%   26,587,194
     Current Liabilities    38,429,631      (7.9%)   41,733,548      61.9%   25,776,495
                            ----------               ----------              ----------
     Working capital        13,560,494                 (274,345)                810,699
     -----------------------------------------------------------------------------------


     The Corporation completed a number of financing transactions subsequent to March 31, 1999, as described above. These transactions are the principal reason why (1) cash increased to approximately $8.6 million at March 31, 2000, from approximately nil at March 31, 1999, (2) working capital increased to approximately $13.6 million at March 31, 2000 from a deficit of $274,345 at March 31, 1999 and (3) shareholders' equity increased to approximately $21.1 million at March 31, 2000 from approximately $6.7 million at March 31, 1999.

     The increase in working capital was also supported by a 32.8% increase in inventories to $20,293,533, representing the increase in stocks necessarily held to meet increased turnover and customer demand, notably in the Australian Vendor Services business division.

     Accounts receivable funding facility

     ---------------------------------------------------------------------------------------
                                         2000   Change          1999   Change          1998
     Accounts receivable           19,068,160   (16.8%)   22,909,294    64.6%    13,915,450
     Funding facility               7,502,880   133.5%     3,213,122   (44.9%)    5,827,883
     Accounts payable              26,467,639   (27.8%)   36,648,724   110.4%    17,422,333
     ---------------------------------------------------------------------------------------


     During Fiscal 2000 the Corporation borrowed under its accounts receivable financing facility and used the proceeds to reduce payables. This is the principal reason why (1) the financing facility indebtedness increased to approximately $7.5 million at March 31, 2000, from approximately $3.2 million on March 31, 1999, and (2) accounts payables decreased to approximately $26.5 million at March 31, 2000, from approximately $36.6 million on March 31, 1999. In addition to utilising the accounts receivable funding facility a portion of equity raised, as described above, was used to reduce amounts payable to suppliers.

     Deferred development costs

     ---------------------------------------------------------------------
            2000       Change           1999        Change           1998
       1,593,621        27.3%      1,252,368        155.3%        490,513
     ---------------------------------------------------------------------

     Deferred development costs increased to approximately $1.6 million at March 31, 2000, from approximately $1.3 million on March 31, 1999. This increase principally reflected deferred development costs relating to the Supercession and Bloodhound products.

6.   MARKET FOR SECURITIES

     The Corporation's Common Shares are listed and posted for trading on the Toronto Stock Exchange, and trade under the symbol "BKI".

7.   DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------------------------------------------
                                               COMMON SHARES
                       POSITION                BENEFICIALLY
                       PRESENTLY               HELD AS OF
DIRECTOR               HELD                    JULY 31, 2000              PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------
Michael B. Ridgway*    President, and          3,035,848 Common Shares    President  and Chief  Executive  Officer,
Auckland, New Zealand  director (since                                    Brocker   Investments  Ltd.  and  Brocker
                       December 20, 1994)                                 Investments    (NZ)    Limited,     since
                                                                          December,  1994;  Managing Director since
                                                                          1987  of   Sealcorp   Computer   Products
                                                                          Limited   (previously   known   as   Seal
                                                                          Distribution    Limited   -   a   private
                                                                          software  distribution company registered
                                                                          in New Zealand).
--------------------------------------------------------------------------------------------------------------------
Casey J. O'Byrne*      Chairman, and           201,790 Common Shares      Barrister   &   Solicitor,   Tarrabain  &
Edmonton, Alberta      Director (since                                    Company
                       November 23, 1993)
--------------------------------------------------------------------------------------------------------------------
Richard Justice        Chief Financial         369,500 Common Shares      Chief    Financial    Officer,    Brocker
Auckland, New Zealand  Officer, Chief                                     Investments  (NZ)  Ltd.;  prior  thereto,
                       Operating Officer and                              financial  controller  Sealcorp  Computer
                       Director (since                                    Products   Ltd.;   and   prior   thereto,
                       September 12, 1997)                                Manager/Consultant,   Abacus   Management
                                                                          Services Limited
--------------------------------------------------------------------------------------------------------------------
Daniel Hachey          Director (since         Nil                        Vice-President  and  Director,  Corporate
Toronto, Ontario       January 26, 1998)                                  Finance,  HSBC James Capel  Canada  Inc.;
                                                                          prior thereto,  Senior Vice-President and
                                                                          Director,  Midland  Walwyn  Capital Inc.;
                                                                          and   prior    thereto    Vice-President,
                                                                          Midland Walwyn Capital Inc.
--------------------------------------------------------------------------------------------------------------------
Julia Clarkson         Director (since         Nil                        Member   of   Management    Team   Retail
                       October 23, 1998)                                  Startup,    CC,   LLC;   prior   thereto,
                                                                          student;   and  prior  thereto  Associate
                                                                          Consultant, Corporate Designs, Inc.
--------------------------------------------------------------------------------------------------------------------
Andrew J. Chamberlain  Corporate Secretary,    500 Common Shares          Barrister   &   Solicitor,    Chamberlain
                       and Director                                       Hutchison
--------------------------------------------------------------------------------------------------------------------


(1)  Does not include options to acquire shares.

     o The Corporation is required to have an audit committee, which is presently comprised of Richard Justice, Casey J. O'Byrne and Daniel Hachey. The Corporation does not have an executive committee.

     All of the directors of the Corporation were elected (or re-elected) at the Annual General Meeting of Shareholders held on December 15, 1999 for a term to expire at the next Annual General Meeting.


8.   ADDITIONAL INFORMATION

     The Corporation shall provide to any person:

     (a) When the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

          (i) One copy of the Annual Information Form of the Corporation together with any documents incorporated therein by reference;

          (ii) One copy of comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying auditors' report, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

         (iii) One copy of the Information Circular of the Corporation in respect to its most recent Annual Meeting of Shareholders that involve the election of directors; and

          (iv) One copy of any other document that is incorporated by reference in a preliminary short form prospectus or a short form prospectus or short form preliminary prospectus referred to above; or

     (b) At any other time, one copy of the documents referred to in (a)(i), and (iii) above.

     Such documents may be obtained by the Corporation upon a request addressed to the Corporate Secretary at 1310 Merrill Lynch Tower, 10205 - 101 Street, Edmonton, Alberta, T5J 2Z2, provided that the Corporation may require payment of a reasonable charge if such request is made by a person who is not a security holder of the Corporation.

     Additional information regarding the Corporation, including information with respect to directors' and officers' remuneration and indebtedness, principal shareholders, options to purchase securities, and interests of the insiders in material transactions, is contained in the Corporation's Information Circular for its most recent Annual Meeting of Shareholders, and additional financial information is provided in the Corporation's consolidated comparative financial statements for the year ended March 31, 2000.